July 29, 2010

Mr. Robert L. Lerner
Principal Executive Officer of Ruvane Fund Management Corporation
RFMC Tactical Advisors Fund, L.P.
4 Benedek Road
Princeton, New Jersey 08540

>   **Re: RFMC Tactical Advisors Fund, L.P.**
>   **Form 10-K for the year ended 12/31/2009**
>   **Filed on 3/31/2010**
>   **File No. 000-23529**

Dear Mr. Robert L. Lerner:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 9A(T). Controls and Procedures

1.   Please confirm that your conclusion regarding the effectiveness of your disclosure controls and procedures was as of the end of the period covered by the report. Reference is made to Item 307 of Regulation S-K.   In addition, please show us the disclosure you will include in future filings to address this issue.

Financial Statements and Notes

General

2.   We note you indicate that you are a smaller reporting company.   Given this
        designation and your limited partnership structure, please clarify how you have
        complied with Rule 8-07 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if
you have any questions.

                                            Sincerely,

                                            Cicely LaMothe
                                            Branch Chief